Exhibit 99.2

IMMUTEP LIMITED

ACN 009 237 889

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the 2019 Annual General Meeting of shareholders of Immutep Limited (ACN 009 237 889) will be held at the time, date and place specified below:

Time: 11.00am (Sydney time) (registration commencing 10.45am)

Date: Friday, 1 November 2019

Place: Boardroom Pty Limited, Level 12, 225 George St Sydney NSW 2000

for the purposes of transacting the business referred to in this Notice of Annual General Meeting

This Notice of Meeting should be read in conjunction with the Explanatory Memorandum which is included with this Notice of Meeting. Terms which are capitalised in this Notice of Meeting have the meaning given to them in the definitions section in the Explanatory Memorandum.

This is an important document and should be read in its entirety. If you are in doubt as to the course you should follow, please consult your financial or other professional adviser.

AGENDA

ORDINARY BUSINESS

2019 Financial statements and reports

To receive and consider the financial statements, Directors’ report and auditor’s report for the Company and its controlled entities for the financial year ended 30 June 2019.

Resolution 1 Adoption of Remuneration Report

To consider, and if thought fit, to pass the following resolution as a non-binding ordinary resolution:

“That, for the purposes of section 250R(2) of the Corporations Act 2001 (Cth) and for all other purposes, the Company adopt the Remuneration Report for the financial year ended 30 June 2019.”

Note: Resolution 1 will be decided as if it were an ordinary resolution, but under section 250R(3) of the Corporations Act, the vote on this Resolution is advisory only and does not bind the Directors or the Company.

Voting Exclusion Statement:

In accordance with sections 250BD(1) and 250R(4) of the Corporations Act, no member of the Key Management Personnel of the Company or the Group (KMP) (details of whose remuneration are included in the Remuneration Report), nor a Closely Related Party of a KMP, may vote on Resolution 1.

However, in accordance with the Corporations Act, a person described above may vote on Resolution 1 if:

•	it is cast by such person as proxy for a person who is permitted to vote, in accordance with the direction specified on the Proxy Form as to how to vote on Resolution 1; or

•	it is cast by the chairman of the Meeting as proxy for a person who is permitted to vote and the appointment of chairman as proxy:

•	does not specify the way the proxy is to vote on the Resolution; and

•	expressly authorises the chairman to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of a KMP.

If the chairman of the Meeting is appointed as a proxy for a person who is permitted to vote on Resolution 1, the chairman will vote any proxies which do not indicate on their Proxy Form the way the chairman must vote, in favour of Resolution 1.

If you purport to cast a vote other than as permitted above, that vote will be disregarded by the Company (as indicated above) and you may be liable for breaching the voting restrictions that apply to you under the Corporations Act.

Resolution 2 Re-election of Director – Mr Pete Meyers

To consider, and if thought fit, pass the following resolution as an ordinary resolution, with or without amendment:

“That, Pete Meyers, who is retiring in accordance with the Constitution, and who offers himself for re-election, is re-elected as a Director of the Company.”

Note: Pete Meyers retires as a Director in accordance with the requirement of clauses 23.1(c) and (d) of the Constitution. Being eligible, he offers himself for re-election.

Resolution 3 Approval of additional 10% placement capacity

To consider, and if thought fit, pass the following resolution as a special resolution:

“That, for the purposes of ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of Equity Securities of up to 10% of the issued capital of the Company, calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2, over a 12-month period from the date of the Annual General Meeting, at a price no less than that determined pursuant to Listing Rule 7.1A.3 and otherwise on the terms and conditions set out in the Explanatory Memorandum.”

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Voting exclusion statement:

The Company will disregard any votes cast in favour of Resolution 3 by a person, or any associate of that person, who may participate in the proposed issue and a person who might obtain a benefit as a result of a proposed issue, or any associate of a person who might obtain a benefit, except a benefit solely in the capacity as a holder of Shares, if Resolution 3 is passed.

However, the Company will not disregard a vote if:

•	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Voting

Resolution 3 is a special resolution and can only be passed if at least 75% of the votes cast, in person or by proxy, by Shareholders entitled to vote on Resolution 3, are voted in favour.

Resolution 4 Ratification of previous Share and Warrant issue

To consider, and if thought fit, pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the prior issue, on 21 December 2018, of 260,000,000 Shares and 2,080,000 Warrants, on the terms set out in the Explanatory Memorandum be ratified.”

Voting exclusion statement:

The Company will disregard any votes cast in favour of Resolution 4 by any person who participated in the issue of the Shares and Warrants referred to in Resolution 4.

However, the Company will not disregard a vote if:

•	it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the directions specified on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with directions specified on the Proxy Form to vote as the proxy decides.

Resolution 5 Ratification of previous Share issue

To consider, and if thought fit, pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the prior issue, on 17 July 2019, of 190,476,191 Shares, on the terms set out in the Explanatory Memorandum, be ratified.”

Voting exclusion statement:

The Company will disregard any votes cast in favour of Resolution 5 by any person who participated in the issue of the Shares referred to in Resolution 5.

However, the Company will not disregard a vote if:

•	it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the directions specified on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with directions specified on the Proxy Form to vote as the proxy decides.

Resolution 6 Grant of Director Performance Rights to Mr Pete Meyers in lieu of cash fees

To consider, and if thought fit, pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purposes of Listing Rule 10.11 and for all other purposes, the Company approves and authorises the issue of 15,000,000 Performance Rights to Non-Executive Director, Mr Pete Meyers and/or his nominee, and the issue of up 15,000,000, fully paid ordinary shares in the Company (on a pre-Consolidation basis) on exercise of those Director Performance Rights, for his services as a Non-Executive Director in lieu of being paid his fees in cash, on the terms and conditions set out in the Explanatory Memorandum.”

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Voting Exclusion Statement:

The Company will disregard any votes cast in favour of Resolution 6:

•	by or on behalf of Mr Meyers or his associates; or

•	by a KMP, or a Closely Related Party of a KMP, as proxy.

However, the Company will not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

If the chairman of the Meeting is appointed as a proxy for a person who is permitted to vote on Resolution 6, the chairman will vote any proxies which do not indicate on their Proxy Form the way the chairman must vote, in favour of Resolution 6.

Resolution 7 Grant of Performance Rights to Mr Marc Voigt

To consider, and if thought fit, pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purposes of Listing Rule 10.14 and for all other purposes, the Company approves and authorises the issue of 36,000,000 Performance Rights under the Company’s Executive Incentive Plan to Executive Director & Chief Executive Officer, Mr Marc Voigt and/or his nominee, and the issue of up to 36,000,000 Shares (on a pre-Consolidation basis) on exercise of those Performance Rights, on the terms and conditions set out in the Explanatory Memorandum.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of Mr Voigt or his Associates.

However, the Company will not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

•	It is cast by a Director of the Company who is ineligible to participate in the Plan or any associate of such persons. The Company’s non-executive directors are ineligible to participate in the Plan.

If the chairman of the Meeting is appointed as a proxy for a person who is permitted to vote on Resolution 7, the chairman will vote any proxies which do not indicate on their Proxy Form the way the chairman must vote, in favour of Resolution 7.

Resolution 8 Approval of consolidation of share capital

To consider, and if thought fit, to pass the following resolution as an ordinary resolution, with or without amendment:

“That, in accordance with section 254H(1) of the Corporations Act 2001 (Cth) and for all other purposes, the Shares on issue in the Company be consolidated on 7 November 2019 or another date determined by the Board on the basis of 1 Share for every 10 Shares held, on the terms and conditions outlined in the Explanatory Memorandum, with any fractional entitlements to Shares as a result of the consolidation being rounded up to the nearest whole Share”.

BY ORDER OF THE BOARD

Deanne Miller

Company Secretary

20 September 2019

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NOTES

1.	Explanatory Memorandum

The Explanatory Memorandum and the annexures accompanying this Notice of Annual General Meeting are incorporated in and comprise part of this Notice of Annual General Meeting and should be read in conjunction with this Notice of Annual General Meeting.

2.	Who may vote

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company (as convenor of the Meeting) has determined that a person’s entitlement to attend and vote at the Meeting and any adjourned meeting will be those persons set out in the register of Shareholders as at 7.00pm (AEDT) on 30 October 2019. This means that any Shareholder registered at 7.00pm (AEDT) on 30 October 2019 is entitled to attend and vote at the Meeting.

3.	Proxies

A Shareholder entitled to attend the Meeting and vote, is entitled to appoint a proxy to attend and vote on behalf of that Shareholder at the Meeting.

(a)	A proxy need not be a Shareholder.

(b)

If the Shareholder is entitled to cast two or more votes at the Meeting, the Shareholder may appoint two proxies and may specify the proportion or number of the votes which each proxy is appointed to exercise. If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes held by that Shareholder.

(c)	If the Shareholder appoints only one proxy, that proxy is entitled to vote on a show of hands. If a Shareholder appoints two proxies, only one proxy is entitled to vote on a show of hands.

(d)	Where two proxies are appointed, any fractions of votes resulting from the appointment of two proxies will be disregarded.

(e)	A Proxy Form accompanies this Notice.

(f)	Unless the Shareholder specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit, or abstain from voting.

(g)	If a Shareholder wishes to appoint a proxy, the Shareholder should complete the Proxy Form and comply with the instructions set out in that form relating to lodgement of the form with the Company.

(h)

The Proxy Form must be signed by the Shareholder or his or her attorney duly authorised in writing or, if the Shareholder is a corporation, either signed by an authorised officer or attorney of the corporation or otherwise signed in accordance with the Corporations Act.

(i)

If any attorney or authorised officer signs the Proxy Form on behalf of a Shareholder, the relevant power of attorney or other authority under which it is signed or a certified copy of that power or authority must be deposited with the Proxy Form.

(j)

The Proxy Form (together with any relevant authority) must be received by no later than 11.00 am (AEDT) on 30 October 2019 before the time scheduled for the commencement of the meeting (or any adjournment of that meeting).

(k)	The completed Proxy Form may be delivered:

i.	by mail to the Boardroom Pty Limited, GPO Box 3993, Sydney, NSW, 2001;

ii.	personally to Boardroom Pty Limited at Level 12, 225 George Street, Sydney, NSW, 2000;

iii.	online: www.boardroomlimited.com.au; or

iv.	by facsimile to + 61 (0)2 9290 9655.

4.	Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority must be sent to the Company and/or registry at least 24 hours in advance of the Meeting.

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EXPLANATORY MEMORANDUM

This Explanatory Memorandum forms part of the Notice convening the Annual General Meeting of Shareholders of Immutep Limited (Company) to be held at 11.00am (AEDT) on 1 November 2019 at the offices of Boardroom Pty Limited, Level 12, 225 George St, Sydney NSW 2000.

This Explanatory Memorandum is to assist Shareholders in understanding the background to, and the legal and other implications of, the Notice and the reasons for the proposed resolutions. Both documents should be read in their entirety and in conjunction with each other.

Terms used but not defined in this Explanatory Memorandum have the meanings given to them in the Glossary on page 19.

1.	2019 FINANCIAL STATEMENTS AND REPORTS

1.1.	Background

The first item of the Notice of Meeting deals with the presentation of the consolidated annual financial report of the Company for the financial year ended 30 June 2019, together with the Directors’ declaration and report in relation to that financial year and the auditor’s report on those financial statements. Shareholders should consider these documents and raise any matters of interest with the Directors when this item is being considered.

1.2.	Action Required

No resolution is required to be moved in respect of this item.

Shareholders will be given a reasonable opportunity at the Meeting to ask questions and make comments on the financial reports and accounts and on the management of the Company.

The Chairman will also provide shareholders a reasonable opportunity to ask the auditor or the auditor’s representative questions relevant to:

(a)	the conduct of the audit;

(b)	the preparation and content of the independent audit report;

(c)	the accounting policies adopted by the Company in relation to the preparation of accounts; and

(d)	the independence of the auditor in relation to the conduct of the audit.

The Chairman will also allow a reasonable opportunity for the auditor or their representative to answer any written questions submitted to the auditor under section 250PA of the Corporations Act (which requires questions to be submitted no later than 5 business days prior to the Meeting).

2.	RESOLUTION 1: ADOPTION OF REMUNERATION REPORT

2.1.	Background

In accordance with section 250R(2) of the Corporations Act, the Company is required to put to its Shareholders a resolution that the Remuneration Report as disclosed in the Company’s 2019 annual financial report, be adopted. However, such a resolution is advisory only and does not bind the Directors or the Company.

The Remuneration Report sets out the Company’s remuneration arrangements for Key Management Personnel of the Company. The Remuneration Report is part of the Directors’ Report contained in the annual financial report of the Company for the financial year ending 30 June 2019.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Annual General Meeting.

2.2.	Voting consequences

While the vote on Resolution 1 is advisory only and does not bind the Directors or the Company, under the Corporations Act, if at least 25% of the votes cast on a Remuneration Report resolution are voted against the adoption of the Remuneration Report in two consecutive annual general meetings, the Company will be required to put to Shareholders a resolution proposing the calling of an extraordinary general meeting to consider the re-election of all of the Directors (other than the Chief Executive Officer) who were in office when the applicable Director’s Report was approved at the second annual general meeting (Spill Resolution).

If more than 50% of Shareholders vote in favour of the Spill Resolution, the Company must convene the extraordinary general meeting (Spill Meeting) within 90 days of the second annual general meeting. All of the Directors (other than the Chief Executive Officer) who were in office when the Directors’ Report (as included in the Company’s annual financial report for the financial year ended immediately before the second annual general meeting) was approved, will cease to hold office immediately before the end of the Spill Meeting but may stand for re-election at the Spill Meeting.

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Following the Spill Meeting those persons whose election or re-election as Directors of the Company is approved by the Shareholders, will be the Directors of the Company.

3.	RESOLUTION 2: RE-ELECTION OF DIRECTOR – PETE MEYERS

3.1.	Background

The Company’s Constitution provides that an election of directors must be held at each annual general meeting. Mr Meyers retires and, being eligible, wishes to stand for re-election in accordance with the Company’s Constitution. Mr Meyers was appointed as a Director of the Company on 12 February 2014 and most recently re-elected as a Director on 17 November 2017.

Mr Meyers is currently the Chief Financial Officer of Eagle Pharmaceuticals, Inc. (NASDAQ: EGRX). From May 2016 to January 2017, Mr Meyers served as the Chief Financial Officer of Motif BioSciences Inc. (NASDAQ: MTFB; AIM: MTFB), where he led the execution of the company’s November 2016 US initial public offering. From August 2013 to March 2016, Mr Meyers served as Chief Financial Officer and Treasurer of TetraLogic Pharmaceuticals Corporation (NASDAQ: TLOG), where he led the execution of the company’s December 2013 initial public offering and subsequent acquisition of Shape Pharmaceuticals, Inc.

Prior to his role at TetraLogic, Mr Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read &Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc.

Mr Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

3.2.	Directors’ recommendation

The Directors unanimously (excluding Mr Meyers) recommend that the Shareholders vote in favour of Resolution 2.

4.	RESOLUTION 3: APPROVAL OF ADDITIONAL 10% PLACEMENT CAPACITY

4.1.	Background

ASX Listing Rule 7.1A enables eligible entities to issue Equity Securities (in an existing quoted class) up to 10% of its issued share capital through placements over a 12-month period after the AGM, calculated in accordance with the formula described below in section 4.2 (10% Placement Capacity). The 10% Placement Capacity is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1 (15% Placement Capacity).

An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of A$300 million or less. The Company is an eligible entity.

The Company is now seeking Shareholder approval, by way of a special resolution, to have the ability to issue Equity Securities (in an existing quoted class) under the 10% Placement Capacity.

The exact number of Equity Securities to be issued under the 10% Placement Capacity will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer below).

The Directors believe that Resolution 3 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of Resolution 3.

4.2.	Description of ASX Listing Rule 7.1A

a)	Shareholder approval:

The ability to issue Equity Securities (in an existing quoted class) under the 10% Placement Capacity is subject to Shareholder approval by way of a special resolution at an annual general meeting. Therefore, Resolution 3 requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

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b)	Equity Securities:

Any Equity Securities issued under the 10% Placement Capacity must be in the same class as an existing quoted class of Equity Securities of the Company. At the date of this Notice, the Company has one class of quoted Equity Securities on issue, being Shares.

c)	Formula for calculating 10% Placement Capacity:

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12-month period after the date of the annual general meeting, a number of Equity Securities calculated in accordance with the following formula:

(A x D) – E

A is the number of Shares on issue 12 months before the date of issue or agreement:

•	plus the number of fully paid Shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

•	plus the number of partly paid Shares that became fully paid in the 12 months;

•	plus the number of fully paid Shares issued in the 12 months with approval of holders of Shares under ASX Listing Rules 7.1 and 7.4;

•	less the number of fully paid Shares cancelled in the 12 months.

Note, that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D is 10%

E is the number of Equity Securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of Shareholders under ASX Listing Rule 7.1 or 7.4.

d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A:

The ability of an entity to issue Equity Securities (in an existing quoted class) under ASX Listing Rule 7.1A is in addition to the entity’s 15% Placement Capacity.

At the date of this Notice, the Company has on issue 3,866,243,835 Shares. At present, the Company has a capacity to issue a remaining:

(a)	195,465,719 Equity Securities under its 15% Placement Capacity; and

(b)	Nil Shares under its 10% Placement Capacity,

on a pre-Consolidation basis.

The actual number of Equity Securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the Shares in accordance with the formula prescribed in ASX Listing Rule 7.1A.2.

e)	Minimum issue price:

The issue price of Equity Securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 trading days on which trades in the relevant class were recorded immediately before:

(a)	the date on which the price at which the Equity Securities are to be issued is agreed; or

(b)	if the Equity Securities are not issued within 5 trading days of the date in paragraph (a) above, the date on which the Equity Securities are issued.

f)	10% Placement period:

Shareholder approval of the 10% Placement Capacity under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(a)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(b)	the date of the approval by Shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

or such longer period if allowed by ASX (10% Placement Period).

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The effect of Resolution 3 will be to allow the Directors to issue Shares under the 10% Placement Capacity, in addition to the Company’s 15% Placement Capacity.

4.3.	Specific information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, the following information is provided in relation to the approval of the 10% Placement Capacity:

(a)

The Equity Securities will be issued at an issue price of not less than 75% of the VWAP for the Equity Securities over the 15 trading days on which trades in the relevant class were recorded immediately before:

i.	the date on which the price at which the Equity Securities are to be issued is agreed; or

ii.	if the Equity Securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the Equity Securities are issued.

(b)

If Resolution 3 is approved by Shareholders and the Company issues Equity Securities under the 10% Placement Capacity, the existing Shareholders’ voting power in the Company will be diluted as shown in the table below. There is a risk that:

i.

the market price for the Company’s Equity Securities may be significantly lower on the date of the issue of the Equity Securities than on the date Shareholders provide their approval for this Resolution 3 at the Annual General Meeting; and

ii.

the Equity Securities may be issued at a price that is at a discount to the market price for the Company’s Equity Securities on the issue date, which may have an effect on the amount of funds raised by the issue of the Equity Securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of Shares for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A.2 as at the date of this Notice.

The table also shows:

(a)

two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of Shares the Company has on issue as at the date of this Notice. The number of Shares on issue may increase as a result of issues of Shares that do not require Shareholder approval (for example, a pro rata entitlements issue to all Shareholders) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ Meeting; and

(b)	two examples of where the issue price of Shares has decreased by 50% and increased by 100% as against the current market price as at the close of trading on 30 August 2019.

Variable A in ASX Listing Rule 7.1.A.2		Dilution
		$0.0105 50% decrease in Current Market Price	$0.0210 Current Market Price	$0.0420 100% increase in Current Market Price
Current Variable A	10% Voting Dilution	386,624,384	386,624,384	386,624,384
3,866,243,835	Funds Raised	$4,059,556	$8,119,112	$16,238,224
50% increase in current Variable A	10% Voting Dilution	579,936,575	579,936,575	579,936,575
5,799,365,753	Funds Raised	$6,089,334	$12,178,668	$24,357,336
100% increase in current Variable A	10% Voting Dilution	773,248,767	773,248,767	773,248,767
7,732,487,670	Funds Raised	$8,119,112	$16,238,224	$32,476,448

The table has been prepared on the following assumptions:

1.	The Company issues the maximum number of Equity Securities available under the 10% Placement Capacity.

2.	All Resolutions under this Notice are carried.

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3.	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

4.

The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Capacity, based on that Shareholder’s holding at the date of the Annual General Meeting.

5.	The table shows only the effect of issues of Equity Securities under ASX Listing Rule 7.1A, not under the 15% Placement Capacity under ASX Listing Rule 7.1.

6.	The issue of Equity Securities under the 10% Placement Capacity consists only of Shares.

(c)

The Company will only issue and allot the Equity Securities during the 10% Placement Period. The approval under Resolution 3 for the issue of the Equity Securities (in an existing quoted class) will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or ASX Listing Rule 11.2 (disposal of main undertaking).

(d)	The Company may seek to issue the Equity Securities for the following purposes:

i.

non-cash consideration for the acquisition of the new business assets and investments. In such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; or

ii.

cash consideration. In such circumstances, the Company intends to use the funds raised towards an acquisition of new business assets or investments (including expenses associated with such acquisition) and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A.4 and 3.10.5A upon issue of any Equity Securities under the 10% Placement Capacity.

(e)	The Company’s allocation policy will depend on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Capacity.

The identity of the allottees of Equity Securities will be determined on a case-by-case basis having regard to factors including, but not limited to, the following:

i.	the methods of raising funds that are available to the Company, including but not limited to, a rights issue or other issue in which existing Shareholders can participate;

ii.	the effect the issue of the Equity Securities might have on the control of the Company;

iii.	the financial situation and solvency of the Company; and

iv.	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Capacity have not been determined as at the date of this Notice but may include existing Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

If the Company were to acquire an asset or investment in exchange for Shares, it is likely that the allottee under the 10% Placement Capacity would be the vendor of the asset or investment.

(f)	This is the sixth occasion on which Shareholder approval has been sought under ASX Listing Rule 7.1A, with the Company having received Shareholder approval at the 2014, 2015, 2016, 2017 and 2018 AGMs.

The total number of Equity Securities issued in the 12 months preceding the date of the Meeting is 1,003,712,206 representing 25.49 % of the Equity Securities on issue at the commencement of that 12-month period.

Annexure A to this Notice sets out details of the issues of Equity Securities which have been made by the Company during the 12 months preceding the date of the Meeting.

At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities. No existing Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

4.4.	Directors’ recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 3.

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5.	RESOLUTION 4: RATIFICATION OF PREVIOUS SHARE AND WARRANT ISSUE UNDER ASX LISTING RULE 7.1

5.1.	Background

On 21 December 2018, to secure a capital raising of approximately US$5.2 million (details of which were announced to ASX on 19 December 2018), the Company issued:

(a)	260,000,000 Shares at an issue price of US$2.00 per ADS (Placement Shares); and

(b)

2,080,000 Warrants (with each Warrant entitling the holder to acquire one American Depositary Shares (ADS) (Placement Warrants) – one ADS is equal to 100 Shares on a pre-Consolidation basis). The Placement Warrants were issued for nil consideration and have an exercise price of US$2.50 per Placement Warrant (equivalent to $0.025 per underlying Share at the time of issue).

Resolution 4 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of the Placement Shares and Placement Warrants.

5.2.	ASX Listing Rule 7.1 and 7.4

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue more Equity Securities during any 12-month period than that amount which represents 15% of the number of fully paid ordinary securities on issue at the commencement of that 12-month period.

ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in a general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of ASX Listing Rule 7.1.

By ratifying the issue the subject of Resolution 4, the Company will retain the flexibility to issue Equity Securities in the future up to the 15% annual placement capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

5.3.	ASX Listing Rule 7.5

ASX Listing Rule 7.5 sets out a number of items which must be included in a notice of meeting proposing a ratification of securities under ASX Listing Rule 7.4. The following information is provided in accordance with ASX Listing Rule 7.5:

Number of Placement Shares issued:	260,000,000

Number of Placement Warrants issued	2,080,000 (equal to 2,080,000 ADSs or 208,000,000 Shares)

The issue price of the Placement Shares:	The Placement Shares were issued at US$0.02 per Placement Share

The issue price of the Placement Warrants	The Placement Warrants were issued for nil consideration Each Placement Warrant has an exercise price of US$2.50 per Placement Warrant

The names of the persons who were issued with the Placement Shares and the Placement Warrants or the basis on which those persons were determined:	The Placement Shares and the Placement Warrants were issued to Altium Growth Fund, LP and Leviathan Capital Partners, LP

Terms of the Placement Shares:	The Placement Shares were issued on the same terms as, and rank equally in all respects with, the Company’s existing Shares.

Terms of the Placement Warrants

The Placement Warrants have the following terms:

•  each Placement Warrant has an exercise price of US$2.50 per Placement Warrant (equivalent to $0.025 per underlying Share issued on exercise); and

•  each Placement Warrant is immediately exercisable and will expire on 12 February 2022.

American Depositary Shares issued on exercise of the Placement Warrants will be issued on the same terms as, and rank equally in all respects with, the Company’s existing American Depositary Shares.

The intended use of funds raised:	The funds raised from the issue of the Placement Shares were used for working capital. Funds raised if the Placement Warrants are exercised will be used for general corporate and working capital purposes.

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5.4.	Directors’ recommendation

The Board recommends that Shareholders vote in favour of Resolution 4.

6.	RESOLUTION 5: RATIFICATION OF PREVIOUS SHARE ISSUE

6.1.	Background

On 17 July 2019, the Company issued a total of 190,476,191 shares to institutional and professional investors at an issue price of $0.021 per Share to raise approximately A$4,000,000 (before costs) (Placement) (details of which were announced to ASX on 9 July 2019).

Resolution 5 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of these Shares which were issued pursuant to the Company’s 15% Placement Capacity under ASX Listing Rule 7.1 and 10% Placement Capacity under Listing Rule 7.1A as follows:

108,899,427 Shares were issued pursuant to the Company’s 15% Placement Capacity under ASX Listing Rule 7.1 and 81,576,764 Shares were issued pursuant to the Company’s 10% Placement Capacity under ASX Listing Rule 7.1A.

Resolution 5 seeks Shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of these Shares.

6.2.	ASX Listing Rule 7.1 and 7.4

A summary of ASX Listing Rules 7.1 and 7.4 are set out in section 5.2.

By ratifying the issue, the subject of Resolution 5, the Company will retain the flexibility to issue Equity Securities in the future up to 15% Placement Capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

6.3.	ASX Listing Rule 7.5

ASX Listing Rule 7.5 sets out a number of items which must be included in a notice of meeting proposing a ratification of securities under ASX Listing Rule 7.4. The following information is provided in accordance with ASX Listing Rule 7.5:

Number of Placement Shares issued:	190,476,191

The issue price of the Placement Shares:	The Placement Shares were issued at A$0.021 per Placement Share

The names of the persons who were issued with the Placement Shares and the Placement Warrants or the basis on which those persons were determined:	The Placement Shares were issued to institutional and professional investors in Australia and overseas, including Platinum Investment Management Limited (trading as Platinum Asset Management), Australian Ethical Investment Limited and Altium Capital Management, LP.

Terms of the Placement Shares:	The Placement Shares were issued on the same terms as, and rank equally in all respects with, the Company’s existing Shares.

The intended use of funds raised:	The funds raised from the issue of the Placement Shares were used to finance ongoing clinical development, clinical studies, development and general corporate purposes.

6.4.	Directors’ recommendation

The Board recommends that Shareholders vote in favour of Resolution 5.

7.	RESOLUTION 6: GRANT OF DIRECTOR PERFORMANCE RIGHTS TO MR PETE MEYERS IN LIEU OF CASH FEES

7.1.	General

The Board intends to issue Mr Meyers and/or his nominee 15,000,000 Performance Rights to subscribe for 15,000,000 Shares in the Company (1,500,000 Shares on a post-Consolidation basis) on the terms and conditions set out in Annexure B to this Explanatory Memorandum (Director Performance Rights). The Director Performance Rights are proposed to be issued to Mr Meyers as remuneration for his services as director of the Company and in lieu of cash remuneration for Director’s fees.

2019 Notice of Annual General Meeting | Page 12

7.2.	Related Party Transactions Generally

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party unless either:

(a)	the giving of the financial benefit falls within one of the nominated exceptions to the relevant provisions of the Corporations Act; or

(b)	prior member approval is obtained to the giving of the financial benefit.

The grant of the Director Performance Rights to Mr Pete Meyers constitutes a “financial benefit” as defined in section 229 of the Corporations Act.

Section 211 of the Corporations Act provides an exception to Chapter 2E, if the financial benefit is remuneration to a director of a public company and the remuneration is reasonable given the circumstances of the public company and the director.

The Director Performance Rights are being granted to Mr Pete Meyers for the sole purpose of remunerating him for his services as director of the Company, and are not being provided in addition to any cash remuneration (noting however that this does not include cash reimbursements when expenses are incurred under clause 21.8 of the Company’s Constitution). The grant of Director Performance Rights is reasonable to Mr Pete Meyers as the value of the Director Performance Rights will be moderated in accordance with the terms set out in Annexure B. The grant of Director Performance Rights is similarly reasonable to the Company, as the Director Performance Rights will allow for the preservation of cash reserves, and will not substantially dilute the remaining members’ shareholdings.

The directors have therefore formed the view that Resolution 6 is not subject to Chapter 2E of the Corporations Act, as the Director Performance Rights fall under the exception provided for in section 211 of the Corporations Act.

7.3.	Listing Rule 10.11

Listing Rule 10.11 requires a listed company to obtain member approval by ordinary resolution prior to the issue of securities (including the grant of options) to a related party of the Company. Mr Pete Meyers is a related party of the Company by virtue of being a director.

Accordingly, approval for the grant of the Director Performance Rights to Mr Pete Meyers is required pursuant to Listing Rule 10.11. If approval is given under Listing Rule 10.11, separate approval is not required under Listing Rule 7.1. The members should therefore note that if the issue of Director Performance Rights to Mr Pete Meyers is approved under Listing Rule 10.11, the issue will not be included in the 15% calculation for the purposes of Listing Rule 7.1.Listing Rule 10.13 sets out a number of items which must be included in a notice of meeting proposing an approval under Listing Rule 10.1. For the purposes of Listing Rule 10.13, the following information is provided to the members:

(a)	the Director Performance Rights will be offered and, if accepted, granted to Mr Pete Meyers and/or his nominee;

(b)	the maximum number of Director Performance Rights to be issued is 15,000,000 (on a pre-Consolidation basis);

(c)	the Director Performance Rights will be offered and, if accepted, granted on a date which will be no later than 12 months after the date of the AGM;

(d)	the Director Performance Rights will be granted in lieu of the payment of Directors’ fees;

(e)	no funds will be raised by the grant of the Director Performance Rights; and

(f)	the terms and conditions of the Director Performance Rights are set out in Annexure B to this Explanatory Memorandum.

From an economic and commercial point of view, the Directors do not consider that there are any material costs or detriments for the Company or benefits foregone by the Company in granting the Director Performance Rights pursuant to Resolution 6.

The Director Performance Rights are being granted with the consent of the Remuneration Committee and in accordance with the Company’s remuneration policy and framework, namely that the remuneration is:

(a)	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international marketplaces;

2019 Notice of Annual General Meeting | Page 13

(b)	aligned to the Company’s strategic and business objectives and the creation of member value; and

(c)	acceptable and transparent to members.

7.4.	Directors’ recommendation

The Board (with Mr Meyers abstaining) recommends that members vote in favour of Resolution 6 as it provides a low-cost alternative to remunerate KMP while aligning the Company’s interests with those of Mr Meyers.

8.	RESOLUTION 7: GRANT OF PERFORMANCE RIGHTS TO MR MARC VOIGT

8.1.	General

The Board intends to issue Mr Voigt and/or his nominee 36,000,000 Performance Rights to subscribe for 36,000,000 Shares in the Company (3,600,000 Shares on a post-Consolidation basis) on the terms and conditions set out in Annexure C to this Explanatory Memorandum (Performance Rights). The Performance Rights will be issued under the Company’s Executive Incentive Plan (Plan).

The Board has considered Principle 8 of the ASX Governance Council’s Corporate Governance Principles and Recommendations (3rd Edition) which provides that an ASX-listed entity should pay director remuneration which is sufficient to attract and retain high quality directors and design its executive remuneration to attract, retain and motivate high quality senior executives and to align their interests with the creation of value for security holders.

The remuneration arrangements for Mr Voigt are intended to provide fair and appropriate rewards for his services as Chief Executive Officer of the Company and are comprised of fixed and ‘at risk’ elements, and are designed to attract, retain and motivate Mr Voigt in his role as Chief Executive Officer of the Company. The proposed grant of performance rights the subject of this Resolution 7 to Mr Voigt under the Plan comprises a substantial component of his ‘at risk’ remuneration.

The non-executive Directors of the Company’s Remuneration Committee have concluded that the remuneration package for Mr Voigt (including the proposed grant of the performance rights the subject of this Resolution 7) is reasonable and appropriate having regard to the circumstances of the Company and Mr Voigt’s duties and responsibilities as executive Director and Chief Executive Officer of the Company and his roles as Managing Director and President of the Company’s subsidiaries in France, Germany and the US.

8.2.	ASX Listing Rule 10.14

ASX Listing Rule 10.14 requires a listed company to obtain shareholder approval, by ordinary resolution, prior to the issue of securities (including the grant of performance rights) to a Director of the Company under an employee incentive scheme.

Accordingly, Shareholder approval for the issue of the Performance Rights to Mr Voigt is required pursuant to ASX Listing Rule 10.14. If Shareholder approval is given under ASX Listing Rule 10.14, separate approval is not required under ASX Listing Rule 7.1. Shareholders should therefore note that if the issue of Performance Rights to Mr Voigt is approved under ASX Listing Rule 10.14, the issue will not be included in the Company’s 15% placement capacity for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 10.15 sets out a number of items which must be included in a notice of meeting proposing an approval under ASX Listing Rule 10.14. For the purposes of ASX Listing Rule 10.15, the following information is provided to Shareholders:

(a)	the Performance Rights will be offered and, if accepted, issued to Mr Voigt (or his nominee);

(b)	the maximum number of Performance Rights to be issued is 36,000,000;

(c)	the Performance Rights will be issued no later than 12 months after the date of the Meeting;

(d)	no issue price will be payable for the grant of the Performance Rights or to exercise the Performance Rights;

(e)

the names of all persons referred to in ASX Listing Rule 10.14 who received securities under the Plan since the last approval under ASX Listing Rule 10.14, the number of the securities received and acquisition price for each security are as follows:

a.

Mr Voigt received 50,000,000 performance rights which were issued for nil consideration on 4 December 2017 following shareholder approval being received at the Company’s 2017 annual general meeting for the issue of these performance rights to Mr Voigt;

(f)	no loan will be provided in connection with the issue of the Performance Rights to Mr Voigt; and

(g)	all executive Directors of the Company are entitled to participate in the Plan.

2019 Notice of Annual General Meeting | Page 14

Further details of the terms and conditions of the Performance Rights to be issued to Mr Voigt are set out in Annexure C to this Explanatory Memorandum.

From an economic and commercial point of view, the Directors do not consider that there are any material costs or detriments for the Company or benefits foregone by the Company in issuing the Performance Rights pursuant to Resolution 7.

The Performance Rights are being issued to Mr Voigt with the consent of the Company’s Remuneration Committee and in accordance with the Company’s remuneration policy and framework, namely that the remuneration is:

(a)	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international marketplaces;

(b)	aligned to the Company’s strategic and business objectives and the creation of Shareholder value; and

(c)	acceptable and transparent to Shareholders.

8.3.	Directors’ recommendation

The Board (with Mr Voigt abstaining) recommends that Shareholders vote in favour of Resolution 7 as it provides a low-cost alternative to remunerate Mr Voigt while aligning the Company’s interests with those of Mr Voigt.

9.	RESOLUTION 8: APPROVAL OF CONSOLIDATION OF SHARE CAPITAL

9.1.	General

The Company proposes to consolidate its share capital through the conversion of every ten Shares in the Company into one Share in the Company. Under section 254H(1) of the Corporations Act, a company may consolidate its shares if the consolidation is approved by an ordinary resolution of shareholders at a general meeting.

9.2.	Impact on share capital

If Resolution 8 is passed and excluding any Securities issued pursuant to the other Resolutions, the number of securities would be amended as follows:

Ordinary shares

Fully paid ordinary shares quoted on ASX or represented by NASDAQ-listed ADSs.

Pre-Consolidation	Post-Consolidation
Number	Number
3,866,243,835	386,624,384*

*	Subject to rounding for fractional entitlements – refer to section 9.4 below.

ADSs

A proportion of the Company’s shares are held in the form of American Depository Shares (ADSs), which are quoted on Nasdaq. Each ADS currently represents an interest in 100 Shares.

The Company intends to instruct the depositary of its ADSs, Bank of New York Mellon, to adjust the ratio of the Company’s ADSs in the same proportion as contemplated by this Resolution 8, such that the number of Shares which each ADS will represent on a post-consolidation basis will be decreased by a factor of 10 from 100 to 10. As such, the Company does not anticipate the price of the ADSs trading on the Nasdaq to change proportionally to the consolidation ratio. This step (to alter the number of Shares each ADS represents) does not require the approval of Shareholders but is included here for information purposes so that Shareholders may consider Resolution 8 in its full context.

2019 Notice of Annual General Meeting | Page 15

Options

Unquoted Options.

Pre-Consolidation			Post-Consolidation
Number	Exercise price	Expiry date	Number	Exercise price	Expiry date
371,445,231	$0.0237	4 August 2020	37,144,523	$0.237	4 August 2020
793,103	$0.057	30 October 2020	79,310	$0.570	30 October 2020
1,026,272	$0.040	7 March 2021	102,627	$0.400	7 March 2021
8,475,995	$0.025	4 August 2025	847,600	$0.250	4 August 2025

Warrants

Warrants over NASDAQ-listed ADSs (representing Shares).

Pre-Consolidation						Post-Consolidation
Number	Exercise price			Conversion ratio	Expiry date	Number	Exercise price		Conversion ratio		Expiry date
1,553,718	US$	2.50	[1]	1 ADS	5 January 2023	155,372	US$	2.50	1 ADS	[2]	5 January 2023
2,080,000	US$	2.50	[1]	1 ADS	12 February 2022	208,000	US$	2.50	1 ADS	[2]	12 February 2022

[1]	Where 1 ADS is equivalent to 100 Shares
[2]	Where 1 ADS is equivalent to 10 Shares

Performance rights

Performance rights on issue to Non-Executive Directors (NED PR) and to employees as under the Company’s Executive Incentive Plan as long-term incentives (LTI) (not including the Director Performance Rights and Performance Rights the subject of Resolution 6 and Resolution 7).

Pre-Consolidation			Post-Consolidation
Number	Type	Expiry date	Number	Type	Expiry date
5,472,734	NED PR	One year from vesting	547,273	NED PR	One year from vesting
8,533,063	NED PR	One year from vesting	853,306	NED PR	One year from vesting
36,666,666	LTI	One year from vesting	3,666,667	LTI	One year from vesting
5,000,000	LTI	One year from vesting	500,000	LTI	One year from vesting
7,751,152	LTI	One year from vesting	775,115	LTI	One year from vesting
7,500,000	NED PR	One year from vesting	750,000	NED PR	One year from vesting

Convertible Notes

Convertible Notes with a face value of A$1.00 each. Under the terms of the Convertible Notes, where the Company undertakes a consolidation of its Shares, the conversion price of the Convertible Notes shall be adjusted by the Company as it reasonably considers appropriate, having first obtained a letter from an organisation independent of the Issuer and acceptable to the holder of the Convertible Notes (acting reasonably) with expertise in Australian financial market products which states that it considers the adjustment appropriate in all the circumstances. No adjustment is required where the Company adjusts or changes the ratio of the Company’s ADSs.

Pre-Consolidation				Post-Consolidation
Number	Conversion price		Expiry date	Number	Conversion price		Expiry date
13,750,828	$0.02	*	4 August 2025	13,750,828	$0.20	*	4 August 2025

*

The conversion price is subject to adjustment if the Company undertakes (among other things) a rights issue, bonus issue, off-market buy-back, return of capital, payment of a dividend or other reconstruction, consolidation or reclassification. Refer to the summary of the terms of the Convertible Notes in Annexure B of the Company’s notice of general meeting released to ASX on 29 June 2015.

2019 Notice of Annual General Meeting | Page 16

9.3.	Legal requirements

Section 254H of the Corporations Act provides that a company may, by resolution passed in a general meeting, convert all or any of its shares into a larger or smaller number.

9.4.	Fractional entitlements

Not all Shareholders and holders of other securities in the Company will hold that number of Shares or other securities (as the case may be) which can be evenly divided by 10. Where a fractional entitlement occurs, the Company will round that fraction up to the nearest whole Share or other security.

If the Company is of the view that a shareholder has been a party to the division of a shareholding (of Shares or ADSs) in an attempt to obtain an advantage from this treatment of fractions, the Company will take appropriate action, having regard to the terms of the Company’s Constitution and the ASX Listing Rules. In particular, the Company reserves the right to disregard the division of a shareholding if the Company forms the view that the primary purpose of the division was to receive additional shares.

9.5.	Reasons for the share consolidation

The proposed share consolidation will rationalise the share capital of the Company by reducing the number of Shares issued and outstanding and result in the Company having a more appropriate number of Shares on issue. Given third-party feedback, the Board believes that this may help to make investing in the Company’s Shares more attractive to a broader range of institutional and professional investors and other members of the investing public. In addition, low-priced shares may be more prone to speculation, and therefore are generally more volatile as compared to higher-priced shares. Accordingly, the Board believes that the proposed share consolidation will help reduce short-term Share price volatility and offset the effects of short-term Share price speculation and reduce fluctuations in the Company’s market capitalisation.

9.6.	Taxation

The summary in this section is general in nature. In addition, particular taxation implications will depend upon the circumstances of each Shareholder. Accordingly, Shareholders are encouraged to seek and rely only on their own professional advice in relation to their tax position. Neither the Company nor any of its officers, employees or advisors assumes any liability or responsibility for advising shareholders about the tax consequences for them from the proposed share consolidation.

The share consolidation will be undertaken in accordance with section 254H of the Corporations Act. Subject only to rounding, there will be no change to the proportionate interests held by each Shareholder in the Company as a result of the consolidation.

The share consolidation will occur through the conversion of every ten ordinary shares in the Company into one ordinary share in the Company. No capital gains tax (CGT) event will occur as a result of the Company share consolidation and therefore there will be no taxation implications arising for the Company’s shareholders.

9.7.	Indicative timetable

If Resolution 8 is passed, the reduction of capital will take effect in accordance with the following timetable:

Action	Date
Company announces consolidation and sends out notice of meeting.	Monday, 30 September 2019

Company notifies ASX that Shareholders have approved the consolidation.	Friday, 1 November 2019

Last day for pre-consolidation trading.	Monday, 4 November 2019

Post-consolidation trading starts on a deferred settlement basis.	Tuesday, 5 November 2019

Last day for Company to register transfers on a pre-consolidation basis.	Wednesday, 6 November 2019

First day for Company to send notice to each holder of the change in their details of holdings.	Thursday, 7 November 2019

First day for the Company to register securities on a post-consolidation basis and first day for issue of holding statements.	Thursday, 7 November 2019

Change of details of holding date. Deferred settlement market ends.	Wednesday, 13 November 2019

Issue Date.	Wednesday, 13 November 2019

Last day for securities to be entered into holders’ security holdings.	Wednesday, 13 November 2019

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Last day for the Company to send notice to each holder of the change to their details of holdings.	Wednesday, 13 November 2019

Normal (T+2) trading in post-consolidated Shares commences.	Thursday, 14 November 2019

The dates are indicative only and are subject to change.

9.8.	Directors’ recommendation

The Board recommends that Shareholders vote in favour of Resolution 8.

2019 Notice of Annual General Meeting | Page 18

Glossary

Throughout this Explanatory Memorandum the following various words and phrases are capitalised and the definitions of these capitalised words and phrases are set out below:

“ADS” means an American Depositary Share representing an interest in 100 Shares (or 10 Shares following, and subject to Shareholders approving, the Consolidation);

“AEDT” means Australian Eastern Daylight Time;

“Annual General Meeting” or “AGM” means the meeting convened by the Notice of Meeting;

“Associate” has the meaning given to that term in sections 10 to 17 of the Corporations Act;

“ASX” means ASX Limited (ACN 008 624 691) or the market it operates, as the context requires;

“ASX Listing Rules” or “Listing Rules” means the Official Listing Rules of the ASX as amended or waived from time to time;

“Board” means the board of Directors of the Company;

“Chairman” means chairman of the annual general meeting;

“Closely Related Party” has the meaning given to that term in section 9 of the Corporations Act;

“Company” means Immutep Limited Ltd ACN 009 237 889;

“Consolidation” means the share consolidation contemplated by Resolution 8;

“Constitution” means the Company’s constitution;

“Corporations Act” means the Corporations Act 2001 (Cth);

“Corporations Regulations” means the Corporations Regulations 2001 (Cth)

“Directors” means the current directors of the Company;

“Director Performance Rights” means the Performance Rights to be issued pursuant and subject to Resolution 6 and Resolution 7;

“Equity Securities” has the meaning given to that term in the Listing Rules;

“Executive” means a person who holds a ‘managerial or executive office’ (as that term is used in the Corporations Act) in the Company or a related body corporate of the Company;

“Explanatory Memorandum” means this Explanatory Memorandum as modified or varied by any supplementary Memorandum issued by the Company from time to time;

“Group” means the Company and its controlled entities;

“Key Management Personnel” or “KMP” has the same meaning as in the accounting standards and broadly includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company;

“Meeting” or “Annual General Meeting” means the annual general meeting convened by this Notice;

“Notice” or “Notice of Meeting” means the notice convening the annual general meeting of the Company to be held on 1 November 2019 which accompanies this Explanatory Memorandum;

“Option” means an option to acquire a Share.

“Performance Rights” means performance rights in the Company.

“Plan” means the Company’s Executive Incentive Plan (as in place from time to time);

“Proxy Form” means the proxy form that is enclosed with, and forms part of, this Notice;

“Remuneration Report” means the section of the Directors’ Report contained in the Company’s 2019 Annual Report titled ‘Remuneration Report’;

“Resolution” means a resolution in the form proposed in the Notice of Meeting;

“Share” means a fully paid ordinary share in the Company;

“Shareholder” means a registered holder of a Share in the Company;

“US$” means United States dollars;

“VWAP” means volume-weighted average price; and

“Warrants” means warrants over ADS’s.

2019 Notice of Annual General Meeting | Page 19

Annexure A

Date of issue	21 November 2018

Number issued	1. 10,000,000 Unlisted Performance Rights 2. 3,900,000 Ordinary shares

Class/Type of equity security	1. Unlisted Performance Rights 2. Ordinary shares

Summary of terms	1. Unlisted Performance Rights

	Number of performance rights	10,000,000. This number has been calculated based on 4 years of directors’ fees at $60,000 per annum divided by $0.024 (being the 5-day VWAP up to and including 15 December 2017).

	Vesting conditions	Service-based vesting conditions only.

	Tranche 1	2,500,000 on 1 December 2018. (Being continued service from 18 November 2017 to 17 November 2018)

	Tranche 2	2,500,000 on 1 December 2019. (Being continued service from 18 November 2018 to 17 November 2019)

	Tranche 3	2,500,000 on 1 December 2020. (Being continued service from 18 November 2019 to 17 November 2020)

	Tranche 4	2,500,000 on 1 December 2021. (Being continued service from 18 November 2020 to 17 November 2021)

	Expiry Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above)

	Price of performance rights	Performance rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exercisable at nil cost.

2. Pari passu with existing Fully Paid Ordinary Shares

Names of persons who received securities or basis on which persons was determined

1. Unlisted Performance Rights are issued to Dr Russell Howard in lieu of cash for his services as a non-executive director, in accordance with shareholder approval at the AGM held on 16 November 2018.

2. Vesting & exercise of Performance Rights under the Executive Incentive Plan into fully paid ordinary shares.

Price	1. Nil 2. Nil

Discount to market price	Not applicable

Total cash consideration received	Nil

Amount of cash consideration spent	Not applicable

Use of consideration	Not applicable

Current value of that non-cash consideration	Not applicable

Immutep Limited | 2019 Notice of Annual General Meeting | Page 20

Date of issue	21 December 2018

Number issued	1. 260,000,000 Ordinary Shares representing 2,600,000 ADS. 2. 2,080,000 Warrants to purchase 2,080,000 ADS (where one ADS = 100 Ordinary Shares).

Class/Type of equity security

1. Ordinary Shares

The number and class of securities granted are expressed in terms of ordinary shares, but have been granted over American Depositary Shares (ADS) (where one ADS = 100 Ordinary Shares).

2. Warrants

Warrants will be granted to purchase ADS (where one ADS = 100 Ordinary Shares).

Summary of terms

1. Fully Paid Ordinary Shares

The number and class of securities granted are expressed in terms of ordinary shares, but have been granted over American Depositary Shares (ADS) (where one ADS = 100 Ordinary Shares).

2. Warrants

The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on the third anniversary of the effective date of a registration statement covering resale of all of the warrant shares underlying the ADSs issuable upon exercise of the warrants.

Names of persons who received securities or basis on which persons was determined	US institutional and accredited investors

Price	(a) US$2.00 per ADS to raise US$5,200,000 (b) Nil.

Discount to market price	Date the price was agreed was 19 December 2018. 15 days VWAP to 18 December 2018: AUD 0.0347 Discount: 19.83% Source: Bloomberg Finance L.P, RBA

Total cash consideration received	US$5,200,000

Amount of cash consideration spent	Nil

Use of consideration

•   To continue of our ongoing clinical development of IMP321;

•   To continue our preclinical development of IMP761;

•   For general corporate purposes;

•   We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we view as complementary to our own.

Current value of that non-cash consideration	Not applicable

Date of issue	2 January 2019

Number issued	1. 16,666,667 Ordinary Shares 2. 2,500,000 Ordinary Shares 3. 20,000,000 Ordinary Shares

Class/Type of equity security	1. Ordinary Shares 2. Ordinary Shares 3. Ordinary Shares

Summary of terms	1. Fully Paid Ordinary Shares 2. Fully Paid Ordinary Shares 3. Fully Paid Ordinary Shares

Names of persons who received securities or basis on which persons was determined

1. Mr Marc Voigt exercises 2nd tranche of his performance rights which vested to him i.e. 16,666,667 to convert to ordinary shares, in accordance with shareholder approval received at the AGM on 17 November 2017.

2. Dr Russell Howard exercises 1st tranche of his performance rights which vested to him i.e. 2,500,000 to convert to ordinary shares, in accordance with shareholder approval received at the AGM on 16 November 2018.

3. Vesting & exercise of Performance Rights under the Executive Incentive Plan into fully paid ordinary shares.

Immutep Limited | 2019 Notice of Annual General Meeting | Page 21

Price	1. Nil. 2. Nil. 3. Nil.

Discount to market price	Not applicable

Total cash consideration received	Nil

Amount of cash consideration spent	Not applicable

Use of consideration	Not applicable

Current value of that non-cash consideration	Not applicable

Date of issue	3 June 2019

Number issued	5,000,000 Ordinary Shares

Class/Type of equity security	Ordinary shares

Summary of terms	Fully Paid Ordinary Shares

Names of persons who received securities or basis on which persons was determined	Vesting & exercise of Performance Rights under the Executive Incentive Plan into fully paid ordinary shares.

Price	Nil

Discount to market price	Not applicable

Total cash consideration received	Nil

Amount of cash consideration spent	Not applicable

Use of consideration	Not applicable

Current value of that non-cash consideration	Not applicable

Date of issue	17 July 2019

Number issued	190,476,191 Shares

Class/Type of equity security	Ordinary shares

Summary of terms	Fully paid ordinary shares.

Names of persons who received securities or basis on which persons was determined	190,476,191 Shares were issued to institutional investors under the placement (details of which were announced to ASX on 9 July 2019)

Price	$0.021 per share

Discount to market price	Date the price was agreed was 5 July 2019. 15 days VWAP to 4 July 2019 VWAP: $0.0260(Source: IRESS) Issue Price: 0.0210 Discount: 19.23%

Total cash consideration received	$4,000,000

Amount of cash consideration spent	Nil

Use of consideration	The proceeds raised will be used to fund clinical development, manufacturing and the cost of regulatory affairs as well as for general working capital purposes.

Current value of that non-cash consideration	Not applicable

Immutep Limited | 2019 Notice of Annual General Meeting | Page 22

Date of issue	6 August 2019

Number issued	287,169,348 Shares

Class/Type of equity security	Ordinary shares

Summary of terms	Fully paid ordinary shares.

Names of persons who received securities or basis on which persons was determined

287,169,348 Shares were issued under the non-renounceable pro-rata entitlement offer.

Applications from eligible retail shareholders under the Entitlement Offer (including applications for additional New Shares in the shortfall facility, up to A$20,000) totaled 129,580,499 New Shares. The underwriter subscribed for 157,588,849 New Shares under the shortfall.

Price	$0.021 per share

Discount to market price	Date the price was agreed was 5 July 2019. 15 days VWAP to 4 July 2019 VWAP: $0.0260(Source: IRESS) Issue Price: 0.0210 Discount: 19.23%

Total cash consideration received	$6,030,556

Amount of cash consideration spent	Nil

Use of consideration	The proceeds raised from the Entitlement Offer and the Placement will be used to fund clinical development, manufacturing and the cost of regulatory affairs as well as for general working capital purposes.

Current value of that non-cash consideration	Not applicable

Immutep Limited | 2019 Notice of Annual General Meeting | Page 23

Annexure B

Terms and Conditions of Director Performance Rights to be issued to Mr Pete Meyers in lieu of cash for non-executive director fees

Number of Performance Rights	15,000,000. Calculated based on 3 years directors’ fees of $105,000 per annum divided by $0.0210 (being the closing share price on 14 August 2019).

Vesting Conditions	The Performance Rights will vest in three equal tranches based on Mr Meyers continuing as a Director on the following dates

Tranche 1	5,000,000 (on a pre-Consolidation basis) on 1 October 2021 (being for service from 1 October 2020 to 30 September 2021);

Tranche 2	5,000,000 (on a pre-Consolidation basis) on 1 October 2022 (being for service from 1 October 2021 to 30 September 2022); and

Tranche 3	5,000,000 (on a pre-Consolidation basis) on 1 October 2023 (being for service from 1 October 2022 to 30 September 2023).

Expiry Date	The Performance Rights will expire, if not exercised, one year after Vesting Date.

Price of Performance Rights	Performance Rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the Performance Rights will be exercisable at nil cost.

Lapse/forfeiture

Performance Rights issued will lapse on the earliest of:

•  The Expiry Date;

•  Any date the Board determines that the vesting conditions are not met and cannot be met;

•  The Director dealing in respect of the Performance Rights in contravention of the dealing or hedging restrictions; and

•  The Board determining that Mr Meyers has acted dishonestly, fraudulently or in material breach of his material obligations to the Company.

Change of control

All performance rights will automatically vest, and all performance conditions will be deemed to have been satisfied in full, if:

•  a takeover bid (as that term is defined under section 9 of the Corporations Act) is announced in respect of Shares, and that takeover bid has become or is declared unconditional, and the bidder has voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

•  a court approves, under section 411(4)(b) of the Corporations Act, a compromise or arrangement for the purposes of, or in connection with, a scheme for the reconstructions or amalgamation of the Company which, if implemented, would result in a person having voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

•  a person acquires control (as that term is defined under section 50AA of the Corporations Act) of the Company.

•  All performance rights will also automatically vest and all performance conditions will be deemed to have been satisfied in full if, in any other circumstances other than those outlined above, a person obtains (or is likely to obtain) voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company which the Board determines (in in its absolute discretion and acting in good faith) is sufficient to control the composition of the Board.

Cessation of office	Pro-rata vesting as to service provided relative to the Vesting Conditions.

Immutep Limited | 2019 Notice of Annual General Meeting | Page 24

No dealing or hedging	Dealing restrictions apply to Performance Rights in accordance with Company’s Securities trading policy. The Director is prohibited from hedging or otherwise protecting the value of any unvested Performance Rights held.

Rights attaching to shares	Shares issued on exercise of Performance Rights will rank equally for dividends and other entitlements and rank equally with existing ordinary Shares on issue at the time of allotment.

Company may issue or acquire shares	For the avoidance of doubt the Company may, in its absolute discretion, either issue new shares or acquire shares already on issue, or a combination of both, to satisfy the Company’s obligations.

Loans	No loan will be provided by the Company in relation to the grant or exercise of the Performance Rights.

Adjustments	Prior to the allocation of Shares upon vesting or exercise of Performance Rights, the Board may make any adjustment it considers appropriate to the terms of securities in order to minimize or eliminate any material advantage or disadvantage resulting from a corporate action such as a capital raising or capital reconstruction.

Change of rights in event of reorganization of capital	In accordance with Listing Rule 6.16, Mr Meyers’ rights in respect of the Director Performance Rights will be changed to the extent necessary to comply with the listing rules applying to a reorganization of capital at the time of reorganization.

Right to participate in new issues of Company securities	In accordance with Listing Rule 6.19, the Director Performance Rights do not provide a right to participate in any new issues of Company securities unless and until any vested Director Performance Rights are exercised.

Transfer on death	Vested Performance Rights are only transferable by force of law upon death to the Director’s legal personal representative.

Immutep Limited | 2019 Notice of Annual General Meeting | Page 25

Annexure C

Terms and Conditions of Performance Rights to be issued to Mr Marc Voigt under the Executive Incentive Plan

Number of Performance Rights	36,000,000 (on a pre-Consolidation basis)

Vesting conditions	Service-based vesting conditions only

The following Performance Rights will vest upon the below vesting dates provided Mr Voigt is still employed by Immutep as its Chief Executive Officer at the applicable vesting dates:

12,000,000 on 1 October 2020;

12,000,000 on 1 October 2021;

12,000,000 on 1 October 2022.

Expiry Date	The Performance Rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above).

Price of Performance Rights	Performance Rights will be granted at no cost. Once the vesting condition is satisfied (or waived in exceptional circumstances), the Performance Rights will be exercisable at nil cost.

Lapse/forfeiture

Performance Rights issued will lapse on the earliest of:

•   the Expiry Date (see above);

•   any date the Board determines that the vesting conditions are not met and cannot be met;

•   Mr Voigt dealing in the Performance rights in contravention of the dealing or hedging restrictions (see below); and

•   the Board determining that Mr Voigt has acted dishonestly, fraudulently or in material breach of his obligations to the Company or on voluntary resignation of Mr Voigt.

Change of control

All Performance Rights will automatically vest, and all vesting conditions will be deemed to have been satisfied in full, if:

•   a takeover bid (as that term is defined under section 9 of the Corporations Act) is announced in respect of Shares, and that takeover bid has become or is declared unconditional, and the bidder has voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

•   a court approves, under section 411(4)(b) of the Corporations Act, a compromise or arrangement for the purposes of, or in connection with, a scheme for the reconstructions or amalgamation of the Company which, if implemented, would result in a person having voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

•   a person acquires control (as that term is defined under section 50AA of the Corporations Act) of the Company; or

•   where shareholders approve the vesting of the Performance Rights notwithstanding that the vesting conditions have not been satisfied; All Performance Rights will also automatically vest and all performance conditions will be deemed to have been satisfied in full if, in any other circumstances other than those outlined above, a person obtains (or is likely to obtain) voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company which the Board determines (in in its absolute discretion and acting in good faith) is sufficient to control the composition of the Board.

Immutep Limited | 2019 Notice of Annual General Meeting | Page 26

Cessation of employment

Save as set out below, all performance rights will automatically vest, and all performance conditions will be deemed to have been satisfied in full, on cessation or termination of Mr Voigt’s employment.

If Mr Voigt’s employment with the Company ceases, or is terminated, as a result of fraud, dishonesty or breach of obligations owed to the Company, or as a result of voluntary resignation, all unvested performance rights will automatically lapse, unless the Board determines otherwise.

No dealing or hedging	Dealing restrictions apply to Performance Rights in accordance with Company’s Securities Trading Policy. Mr Voigt is also prohibited from hedging or otherwise protecting the value of any unvested Performance Rights held by him.

Rights attaching to Shares	Shares issued on exercise of Performance Rights will rank equally for dividends and other entitlements with existing Shares on issue at the time of their issue.

Company may issue or acquire shares	For the avoidance of doubt the Company may, in its absolute discretion, either issue new Shares or acquire Shares already on issue, or a combination of both, to satisfy the Company’s obligations to issue Shares on vesting of Performance Rights.

Loans	No loan will be provided by the Company in relation to the grant or exercise of the Performance Rights.

Adjustments	Prior to the allocation of Shares upon vesting or exercise of Performance Rights, the Board may make any adjustment it considers appropriate to the terms of securities in order to minimize or eliminate any material advantage or disadvantage resulting from a corporate action such as a capital raising or capital reconstruction provided that such adjustment is in accordance with the ASX Listing Rules.

Change of rights in event of reorganization of capital	In accordance with ASX Listing Rule 6.16, Mr Voigt’s rights in respect of the Performance Rights will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganization of capital at the time of reorganization.

Right to participate in new issues of Company securities	In accordance with ASX Listing Rule 6.19, the Performance Rights do not provide a right to participate in any new issues of Company securities unless and until any vested Performance Rights are exercised.

Transfer on death	Vested Performance Rights are only transferable by force of law upon death to Mr Voigt’s legal personal representative.

Plan	The terms of this Invitation prevail over the terms of the Plan to the extent of any inconsistency.

Immutep Limited | 2019 Notice of Annual General Meeting | Page 27